[LETTERHEAD OF WHITE & CASE]


February 13, 2008

BY EMAIL AND FEDEX

John Wm. Butler, Jr., Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, IL  60606

Dear Jack:

Following up on discussions we had last week with representatives of the Company and General Motors, on February 8, John Sheehan forwarded to us the Summary of Revised Terms to Provide for Enhanced Participation by GM in Delphi Exit Financing (the "Proposal"). As requested by the Company, we have provided a copy of the Proposal to each of the Investors (as defined in the EPCA) and on Monday hosted a meeting among them (other than Goldman Sachs) for the purposes of discussing the Proposal and determining if a consensus existed or could be developed with respect thereto.

In light of the comments made to ADAH's counsel by Delphi's counsel in a separate conversation at the February 6th meeting, the Investors (other than Goldman Sachs) determined that, although cumbersome, it would be prudent to conduct their meeting as a privileged conversation pursuant to a common interest agreement. Goldman Sachs informed us that it was not in a position to engage in a dialogue at our meeting on that basis and, so, did not participate in the meeting. Consequently, this letter has not been authorized by Goldman Sachs and we do not know what its positions are with respect to the matters set forth below. Each of the other Investors (other than Goldman Sachs), however, has authorized us to send this letter to you and has confirmed that it agrees with the views set forth herein. Obviously, it is critical for purposes of the EPCA and otherwise on this important issue of potential changes to the exit financing to have a consensus among all the Investors and that consensus does not appear to exist.

As a preliminary matter, we are very concerned about Delphi's ability to obtain the $1.7 billion of external first lien financing as contemplated. Likewise, we are also concerned about the potential adverse impacts of marketing a debt financing that does not have a reasonable certainty of being achieved. Proceeding in this fashion could detract from efforts to develop and implement more viable alternatives, and could damage the Company's prospects for obtaining an
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John Wm. Butler Jr., Esq.

February 13,2008

extension of its DIP financing should it be necessary, contrary to the wishes of the Investors and the Company, to remain in chapter 11 longer than anticipated. We are also troubled by the Company's deviation from the syndicated financing provided for under the EPCA and Plan of Reorganization. Moreover, the Company's invitation to GM to participate as a substantial secured, first lien lender may not only undermine the Company's efforts to market the exit financing to the broad syndicate of financial institutions that we expected, but also is contrary to Delphi's stated goal of reducing its reliance on and exposure to GM and developing broader relationships with other OEMs (a goal stated in both the Company's disclosure statement and bank presentations).

When ADAH and its representatives met with the Company and GM on February 6th, we specifically identified a number of concerns with the prior version of the Proposal in an attempt to provide guidance to GM and the Company regarding how we thought it might be constructively reformulated. We have many of the same concerns today including, without limitation, those described below.

     o Notwithstanding that the terms of the exit financing required by the EPCA do not include original issue discount ("OID"), the prior version of the Proposal contemplated substantial OID, reducing both the cash proceeds generated therefrom and the Company's overall liquidity. Despite this problem, the new version of the Proposal in fact increases the OID component of the first lien financing. For the same reasons as we explained at the February 6th meeting, in light of our expectations with respect to the Company's cash position, we continue to be concerned about whether this would provide sufficient liquidity to the Company. Additionally, we do not believe that amortizing the OID over four years is appropriate.

     o We continue to be very concerned that the Proposal would leave the Company underfinanced, especially in light of recent market turmoil and economic forecasts. The financing negotiated in the EPCA reflects a more appropriate capital structure for the Company and one that is the basis upon which the Investors have made their very significant financial commitments.

     o At the February 6 meeting, we expressed our view that the prior version of the Proposal would adversely affect the Company and the Investors by materially increasing and concentrating GM's ongoing influence and control. The Proposal makes no attempt to address this issue. As you know, we made a number of suggestions to address this problem at the February 6th meeting. We note that the Proposal does not adopt or otherwise address those suggestions.

     o The Proposal contemplates that the interest on the various tranches of debt will be at rates significantly higher than those required under the EPCA. This is not just a matter of satisfying the one year pro forma interest expense condition contemplated by the EPCA. The OID component exacerbates this.

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John Wm. Butler Jr., Esq.

February 13,2008

Additionally, although not directly related to the Proposal, we would like to receive an update on the current status of discussions with the PBGC/IRS concerning the additional funding waiver. Given today's date, it seems unlikely that the Company could emerge before February 29, 2008 under the best of circumstances. Therefore, it is important to understand whether the PBGC/IRS will require additional contributions by Delphi, especially in light of recent market turmoil. It is important for the Investors to understand this before they can further consider alternative debt financing arrangements.

We look forward to addressing these points with you further. The Investors we have spoken to (other than Goldman Sachs) have confirmed that they remain available to discuss with the Company and its representatives potential solutions to the Company's exit financing challenges.

Very truly yours,

/s/ Tom Lauria

Thomas E Lauria

cc:     Benjamin Mintz, Esq.
        Rachel Strickland, Esq.
        Sean O'Neal, Esq.
        Justin Brass, Esq.

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